ZENTEK LTD.

LETTER TO SHAREHOLDERS

September 10, 2025

Dear shareholders of Zentek Ltd. (the "Corporation"):

Please note the following changes to the scheduled annual and special meeting (the "Meeting") of shareholders of the Corporation to be held on Thursday, September 25, 2025, at the hour of 11:00 a.m. (Eastern time):

1. The Meeting will now be held at the office of Norton Rose Fulbright Canada LLP, at 222 Bay Street, Suite 3000, Toronto, Ontario M5K 1E7.

2. Ilse Treurnicht, Lisa Sim and Wendy Ford will no longer be standing for election as directors at the Meeting, and Matt Fontes and Pete Gettinby have been added as new nominees of management (the "New Nominees"). At the Meeting, Eric Wallman, John Snisarenko, Matt Fontes and Pete Gettinby will be nominated by management for election as directors for the ensuing year.

Accompanying this letter is a supplement (the "Supplement") to the Company's Notice of Meeting and Management Information Circular dated August 15, 2025 (the "Circular"), which modifies and supplements the Circular and in which information regarding the New Nominees can be found, as well as updated voting instructions.

Over the past twelve months, and even more so recently, we have heard from shareholders concerned with the Corporation's progress and direction. Further to the Corporation's press releases dated July 11, 2025, and September 3, 2025, announcing intended changes to the Corporation's management and to the board of directors (the "Board"), the Corporation has taken these shareholder concerns seriously, and has acted to more rapidly transition the Board and management's focus from product development to commercialization. The current Board and management of the Corporation believe that the New Nominees will bolster the Corporation's efforts to get its products to market. Additionally, the Corporation's search for a successor Chief Executive Officer is well underway, with a view to retaining someone with significant expertise in the commercialization of specialized products.

The Board, based on its considerations and investigations, and taking into account the best interests of the Corporation and its stakeholders, recommends that the shareholders of the Corporation vote FOR the new slate of management nominees.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must DISREGARD THE "WHITE" FORM OF PROXY OR VOTING INSTRUCTION FORM ("VIF") THAT WAS PROVIDED TO YOU WITH THE CIRCULAR, AS VOTING INSTRUCTIONS SUBMITTED USING THE "WHITE" FORM OF PROXY OR VIF WILL NOT BE COUNTED AT THE MEETING. A NEW "BLUE" FORM OF PROXY OR VIF IS BEING PROVIDED TO YOU WITH THE SUPPLEMENT. Shareholder wishing to be represented by proxy at the Meeting or any adjournment or postponement thereof must, in all cases, deposit the completed "BLUE" form of proxy or VIF in accordance with the instructions set out in the Supplement.

Shareholders are discouraged from attending the Meeting in person and are encouraged to vote on the matters before the Meeting by "BLUE" proxy or VIF in the manner set out in the Supplement. The Corporation intends to hold an information session, management presentation, and question and answer period once the new Chief Executive Officer of the Corporation is retained and announced. Therefore, the Corporation does not intend to hold any information session following the Meeting.

On behalf of the Board, I would like to express our gratitude for your ongoing support as well as raising your concerns.  We believe that this is a unique and transformative period for the Corporation, and we stand by our commitment to creating long-term value and unlocking growth potential for our shareholders.

Yours very truly,

"Eric Wallman"
Eric Wallman
Chairman